UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 20, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

20 January 2022

To:	Australian Securities Exchange	cc:	New York Stock Exchange

CHAIRMAN’S SPEECH FOR BHP GROUP LIMITED GENERAL MEETING

Please find attached the address to shareholders to be delivered by the Chairman at BHP Group Limited’s general meeting that will be held today.

A poll will be conducted on each of the resolutions to be proposed at BHP Group Limited’s general meeting. The poll results on these resolutions will be released to the market shortly after conclusion of the BHP Group Plc general meeting which will be held in London later today.

A live webcast of the BHP Group Limited general meeting will be available at https://web.lumiagm.com/359037399.

Further information on BHP can be found at bhp.com.

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group is headquartered in Australia

BHP Group Limited General Meeting

Speech by Ken MacKenzie, Chair

20 January 2022

BHP Group Limited General Meeting

20 January 2022

Ken MacKenzie, Chair

We believe BHP is in a strong position.

Our people have proven their resilience during challenging times, our balance sheet is strong, as is our performance culture, and we have a clear strategy in place focused on shaping the company to meet the world’s needs and deliver long-term shareholder value.

In August last year, we announced our intention to make a number of strategic changes that will ensure BHP is in the best position to capture the opportunities presented as our world evolves.

At the centre of these changes was the announcement of our intention to unify BHP’s corporate structure under BHP Group Limited.

Since that announcement, we have worked through that process and the Board approved the proposal in December.

And now it is up to you as our shareholders to decide whether BHP unifies.

We are here today to discuss this proposal with you, take your questions and put the proposal to a shareholder vote.

First, I think it is important to set out some background regarding our current Dual Listing Company structure – better known as our DLC.

This structure was established with the BHP and Billiton merger in 2001.

The DLC structure comprises two parent companies – BHP Group Plc and BHP Group Limited – operating as a single economic entity.

While shareholders in both Plc and Limited have equivalent shareholder and economic rights, there are two share registries and two share prices – BHP Group Plc has its primary listing on the London Stock Exchange, while BHP Group Limited has its listing on the ASX.

This structure has served us well for a number of years. However, the Board and Management believe that its suitability for us has diminished over time.

So why unify now?

As we have stated previously, we have kept our DLC structure under review because as an organisation, we value simplicity and having two parent companies listed in two locations is complex and managing them requires significant management time and focus.

In addition, over time, the makeup of our organisation has changed. We are not the same Group we were in 2001.

When the DLC was first established in 2001, about 40 per cent of the earnings were generated through the UK Plc entity.

Due to changes to our portfolio over the years, this is now down below 5 per cent today.

Put simply, the DLC structure is no longer the optimal configuration for BHP.

However, even though this reality has emerged over time, the business case for unwinding the DLC has not been compelling enough to make the change – until now.

A key driver is cost.

Today, one-off unification costs have come down substantially – by approximately 1.2 billion US dollars since 2017. These are now expected to range between 350 to 450 million US dollars.

Under the proposed structure, a significant part of these unification costs relate to stamp duties to be paid by BHP for the purchase of Plc shares.

As a result, our most recent review of the DLC concluded that now was the right time to unify – facilitating a corporate structure that better supports the BHP of today and the BHP of tomorrow, and the value that will be delivered for our shareholders and stakeholders as a result.

So, what does this mean for shareholders?

From an overarching standpoint, it means that shareholders will have a company with a corporate structure that is ‘fit-for-purpose’ – to support the BHP we are today and our exciting future.

In addition, shareholders will be able to buy the same BHP share around the world via BHP Group Limited’s listings on the Australian, London and Johannesburg stock exchanges as well as our NYSE listed ADR program.

We believe these benefits are significant for our future, underpin our strategy and support long-term shareholder value creation.

Now turning to the proposal in more detail.

A unified BHP will have a primary listing on the ASX, a standard listing on the London Stock Exchange, a secondary listing on the Johannesburg Stock Exchange, and a Level 2 ADR program on the New York Stock Exchange. This means that shareholders can continue to invest in BHP in the same markets as they do now.

Plc shareholders will have their Plc shares exchanged for Limited shares on a one-for-one basis.

For our Limited shareholders, you will retain your shareholding in a unified BHP.

Importantly, the dividend policy and ability to distribute franking credits will remain the same.

It will also not change BHP’s strong fundamentals – it will not change BHP’s underlying assets nor operations, workforce, executive leadership team, Board or cash flow generation, or our commitment to strong governance and social value.

As a result, the Board is strongly supportive of the move to unification and the benefits it will bring.

To conclude, the DLC has served us well for many years. However, its suitability for our organisation has diminished over time.

Today BHP’s portfolio is simpler and focused on growing long-term value from future-facing commodities.

And we require a corporate structure that supports this – that is fit-for-purpose.

We believe now is the right time to take this step.

Unification will only proceed if it is supported by both Limited and Plc shareholders.

Your Directors consider that unification is in the best interests of BHP Shareholders as a whole, and each of your Directors intends to vote all BHP Shares that they own or control in favour of the resolutions at this meeting, and the meetings of Plc which will be held after this meeting. Grant Samuel, the Independent Expert, has also concluded that unification is in the best interests of BHP Shareholders.

The Board unanimously recommends this proposal to you and we ask for your consideration and support for the unification of BHP.

The Chair then conducted the formal items of business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: January 20, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary